UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM U-13-60

                               ANNUAL REPORT


                              FOR THE PERIOD

Beginning January 1, 1996       and Ending          December 31, 1996

                                  TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                   OF

                          Entergy Services, Inc.
-----------------------------------------------------------------------------
                     (Exact Name of Reporting Company)


A     Subsidiary                                              Service Company
   -----------------------------------------------------------
      ("Mutual" or "Subsidiary")

Date of Incorporation February 11, 1963 If not Incorporated, Date of

Organization State or Sovereign Power under which Incorporated Delaware Location of Principal Executive Offices of Reporting Company 639 Loyola Avenue, New

Orleans, Louisiana Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Mr. Louis E. Buck        VP & Chief Accounting Officer         P. O. Box 61000,

New Orleans, LA. 70161
<Name)                   (Title)                                 (Address)


Name of Principal Holding Company Whose Subsidiaries are served by

Reporting Company:

                          Entergy Corporation
-------------------------------------------------------------------------------


                            1 of 28 pages

                        BLANK


                   2 of 28 pages

                      INSTRUCTIONS FOR USE OF FORM U-13-60

 1.  Time of Filing.
       Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2.  Number of Copies.
       Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

 3.  Period Covered by Report.
       The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4.  Report Format.
       Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

 5.  Money Amounts Displayed.
      All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

 6.  Deficits Displayed.
       Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, SS210.3-01(c))

  7.  Major Amendments or Corrections.
       Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

 8.  Definitions.
       Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9.  Organization Chart.
       The service company shall submit with each annual report a copy of its current organization chart.

10.  Methods of Allocation.
       The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  Annual Statement of Compensation for Use of Capital Billed.
       The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                                 3 of 28 pages

     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                           Schedule or   Page
         Description of Schedules and Accounts           Account Number Number

Comparative Balance Sheet                                Schedule I        5
Service Company Property                                 Schedule II       7
Accumulated Provision for Depreciation and Amortization  Schedule III      8
 of Service Company Property
Investments                                              Schedule IV       9
Accounts Receivable from Associate Companies             Schedule V        9
Fuel Stock Expenses Undistributed                        Schedule VI       10
Stores Expense Undistributed                             Schedule VII      10
Miscellaneous Current and Accrued Assets                 Schedule VIII     11
Miscellaneous Deferred Debits                            Schedule IX       11
Research, Development, or Demonstration Expenditures     Schedule X        11
Proprietary Capital                                      Schedule XI       12
Long-Term Debt                                           Schedule XII      13
Current and Accrued Liabilities                          Schedule XIII     14
Notes to Financial Statements                            Schedule XIV      14
Comparative Income Statement                             Schedule XV       15
Analysis of Billing - Associate Companies                Account 457       16
Analysis of Billing - Nonassociate Companies             Account 458       17
Analysis of Charges for Service - Associate and          Schedule XVI      18
 Nonassociate Companies
Schedule of Expense of Department or Service Function    Schedule XVII   19-20
Departmental Analysis of Salaries                        Account 920       21
Outside Services Employed                                Account 923       21
Employee Pensions and Benefits                           Account 926       22
General Advertising Expenses                             Account 930.1     22
Miscellaneous General Expenses                           Account 930.2     23
Rents                                                    Account 931       23
Taxes Other Than Income Taxes                            Account 408       24
Donations                                                Account 426.1     24
Other Deductions                                         Account 426.5     25
Notes to Statement of Income                             Schedule XVIII    25


      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                         Page
Description of Reports or Statements                                    Number


Organization Chart                                                         26
Methods of Allocation                                                      26
Annual Statement of Compensation for Use of Capital                        26
  Billed

                        Appendix

Information in compliance with Item 4 of SEC letter                    26 - D
  dated December 29, 1986


                        4 of 28 pages

              ANNUAL REPORT OF ENTERGY SERVICES, INC.

               Schedule I - Comparative BalanceSheet

                           (In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.


Account            Assets and Other Debits                As of December 31

                                                         Current      Prior
         Service Company Property
  101    Service company property (Schedule II)          $154,300    $145,686
  107    Construction work in progress (Schedule II)       16,799      14,181
                                                         --------------------
             Total Property                               171,099     159,867
                                                         --------------------
  108    Less accumulated provision for depreciation
           and amortization of service
           company property (Schedule III)                 89,253      77,786
                                                         --------------------
             Net Service Company Property                  81,846      82,081
                                                         -------------------
         Investments

  123    Investments in associate companies
           (Schedule IV)
  124    Other Investments (Schedule IV)                 --------------------
           Total Investments                                    0           0
                                                         --------------------
         Current and Accrued Assets

  131    Cash                                               5,712      10,396
  134    Special deposits                                     279         259
  135    Working funds                                        150          62
  136    Temporary cash investments (Schedule IV)          16,662
  141    Notes receivable                                      56
  143    Accounts receivable                               12,819      10,024
  144    Accumulated provision of uncollectible
           accounts
  146    Accounts receivable from associate                88,057      43,465
           companies (Schedule V)
  152    Fuel stock expenses undistributed
           (Schedule VI)
  154    Materials and supplies                                           252
  163    Stores expense undistributed (Schedule VII)
  165    Prepayments                                           58       3,807
  174    Miscellaneous current and accrued assets             462
           (Schedule VIII)                               --------------------
             Total Current and Accrued Assets             124,255      68,265
                                                         --------------------
         Deferred Debits

  181    Unamortized debt expense
  184    Clearing accounts
  186    Miscellaneous deferred debits (Schedule IX)       10,314       1,616
  188    Research, development, or demonstration
           expenditures (Schedule X)
  190    Accumulated deferred income taxes                  2,164       1,275
                                                         --------------------
             Total Deferred Debits                         12,478       2,891
                                                         --------------------
             TOTAL ASSETS AND OTHER DEBITS               $218,579    $153,237
                                                         ====================




                         5 of 28 pages

                       ANNUAL REPORT OF ENTERGY SERVICES, INC.

                        Schedule I - Comparative Balance Sheet

                                    (In Thousands)


Account   Account Liabilities and Proprietary Capital      As of December 31
                                                           Current      Prior
         Proprietary Capital
  201    Common stock issued (Schedule XI)                    $20         $20
  211    Miscellaneous paid-in-capital (Schedule XI)
  215    Appropriated retained earnings (Schedule XI)
  216    Unappropriated retained earnings (Schedule XI)
                                                         ---------------------
            Total Proprietary Capital                          20          20
                                                         ---------------------
         Long-Term Debt

  223    Advances from associate companies
           (Schedule XII)
  224    Other long-term debt (Schedule XII)
  225    Unamortized premium on long-term debt
  226    Unamortized discount on long-term
           debt-debit
                                                         ---------------------
            Total Long-Term Debt                                0           0
                                                         ---------------------
         Current and Accrued Liabilities

  231    Notes payable
  232    Accounts payable                                 103,871      66,737
  233    Notes payable to associate companies              17,052      10,545
           (Schedule XIII)
  234    Accounts payable to associate companies           15,473      27,529
           (Schedule XIII)
  236    Taxes accrued                                        678         279
  237    Interest accrued
  238    Dividends declared
  241    Tax collections payable                            1,164         548
  242    Miscellaneous current and accrued                 23,645       5,910
           liabilities (Schedule XIII)                   ---------------------
            Total Current and Accrued Liabilities         161,883     111,548
                                                         ---------------------
         Deferred Credits

  253    Other deferred credits (See Note 9)               53,781      40,637
  255    Accumulated deferred investment tax credits        2,895       1,032
                                                         ---------------------
             Total Deferred Credits                        56,676      41,669
                                                         ---------------------
  282    Accumulated Deferred Income Taxes

                                                         ---------------------
         TOTAL LIABILITIES AND PROPRIETARY CAPITAL       $218,579    $153,237
                                                         =====================




                            6 OF 28 PAGES


                Annual Report of Entergy Services, Inc.

                 For the Year Ended December 31, 1996

                Schedule II - Service Company Property

                            <In Thousands>




                                   Balance at                Retirements                       Balance
                                    Beginning                    or          Other (1)        at Close
              Description            of Year      Additions    Sales         Changes           of Year


Service Company Property
Account
  301   Organization
  303   Miscellaneous Intangible
           Plant                     $  5,835        $ 1,774       $   445                      $  7,164
  304   Land and Land Rights            1,707                                                      1,707
  305   Structures and
           Improvements                 9,319            122           478          ($59)          8,904
  306   Leasehold Improvements          5,549            624                         575           6,748
  307   Equipment (2)                  93,990         13,298        10,099          (631)         96,558
  308   Office Furniture and
           Equipment                   19,697          4,073           208           106          23,668
  309   Automobiles, Other
           Vehicles and Related
           Garage Equipment               190             16            63             9             152
  310   Aircraft and Airport
           Equipment                    9,399                                                      9,399
  311   Other Service Company
           Property (3)
                                     -------------------------------------------------------------------
                       SUB-TOTAL      145,686         19,907        11,293             0         154,300
                                     -------------------------------------------------------------------
  107   Construction Work in
           Progress (4)                14,181         22,525        19,907                        16,799
                                     -------------------------------------------------------------------
                           TOTAL     $159,867        $42,432       $31,200            $0        $171,099
                                     ====================================================================

(1) Provide an explanation of those changes considered material:
    Reclassifications of property.

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:



                                                                       Balance at
                                                                        Close of
                 Subaccount Description                  Additions        Year
Microwave Equipment
      General Office                                       $   480       $ 5,223
      Computer Center                                        1,776         4,515
      System Operations Center                                                77
EDP Equipment
      General Office                                         9,056        47,651
      Computer Center                                        1,917        20,882
      System Operations Center                                  69        18,210
                                                           ----------------------
                                                 TOTAL     $13,298       $96,558
-----------------------------------------------------------======================
(3) Describe other service company property:

---------------------------------------------------------------------------------
(4) Describe construction work in progress:  Primarily computer equipment, fiber optics equipment and furniture/fixtures.




                                             7 of 28 pages


                   Annual Report of Entergy Services, Inc.

                     For the Year Ended December 31, 1996

  Schedule III - Accumulated Provision for Depreciation and Amortization

                        of Service Company Property

                               (In Thousands)


                                             Balance at    Additions                           Other           Balance
                                             Beginning     Charged to                        Changes Add      at Close
         Description                         of Year       Account 403      Retirements      (Deduct)(1)       of Year
Account
  301    Organization
  303    Miscellaneous Intangible Plant      $ 4,477        $ 1,079                                             $ 5,556
  304    Land and Land Rights
  305    Structures and Improvements             486            245               $    54                           677
  306    Leasehold Improvements                2,266            531                                               2,797
  307    Equipment                            54,555         15,487                10,344         $1,404         61,102
  308    Office Furniture and Fixtures        12,570          2,109                   112                        14,567
  309    Automobiles, Other Vehicles
           and Related Garage Equipment          142            471                                                 613
  310    Aircraft and Airport Equipment        3,290            651                                               3,941
  311    Other Service Company Property

                                             --------------------------------------------------------------------------
                                  TOTAL      $77,786        $20,573               $10,510         $1,404        $89,253
                                             ==========================================================================

(1) Provide an explanation of those changes considered material:

Other charges for amortization of leased property not charged to Account 403 (see Note 5).



                                               8 of 28 pages

                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

                            Schedule IV - Investments

                                  (In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

                                                                              Balance at             Balance at
                Description                                               Beginning of Year        Close of Year
Account 123 - Investment in Associate Companies                                 None                    None

Account 124 - Other Investments                                                 None                    None

Account 136 - Temporary Cash Investments - Money Pool  ( See Note 3 )           None                  $16,662
                                                                               ---------------------------------
                                                                TOTAL          - 0 -                  $16,662
                                                                               =================================


                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

            Schedule V - Accounts Receivable from Associate Companies

                                  (In Thousands)

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                                  Balance at       Balance at
                                                                                  Beginning         Close
                      Description                                                  of Year         of Year
Account 146 - Accounts Receivable from Associate Companies

See page 9-A                                                                       $43,465          $88,057

                                                                                   --------------------------
                                                                      TOTAL        $43,465          $88,057
                                                                                   ==========================
                                                                                                     Total
                                                                                                    Payments
Analysis of Convenience or Accommodation Payments:                                                  ---------
See page 9-A                                                                                        $ 5,257

                                                                                                    ---------
                                                                                   TOTAL PAYMENTS   $ 5,257
                                                                                                    =========



                                 9 of 28 pages


                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

            Schedule V - Accounts Receivable from Associate Companies

                                 (In Thousands)

                                                                              Balance at       Balance
                                                                               Beginning        Close
                    Description                                                 of Year        of Year

Account 146 - Accounts Receivable from Associate Companies

Entergy Arkansas, Inc.                                                        $ 2,424          $ 4,819
Entergy Louisiana, Inc.                                                        18,947           21,186
Entergy Mississippi, Inc.                                                       1,263            2,909
Entergy New Orleans, Inc.                                                       2,137            8,534
Entergy Corporation                                                               683           11,265
Entergy Operations, Inc.                                                        3,159            4,381
Entergy Power, Inc.                                                               275              331
System Fuels, Inc.                                                                 77              201
Entergy Enterprises, Inc.                                                         514              688
Entergy Gulf States, Inc.                                                      13,986           33,740
Money Pool                                                                                           3
                                                                              ------------------------
                                                                  TOTAL       $43,465          $88,057
                                                                              ========================




                                                                              Bulk Power       Other
                                                                               Payments      Payments
Analysis of Convenience or Accommodation Payments:

Entergy Arkansas, Inc.                                                        ($225,310)       $1,036
Entergy Louisiana, Inc.                                                         198,612         1,014
Entergy Mississippi, Inc.                                                      (35,278)           573
Entergy New Orleans, Inc.                                                       55,804            280
Entergy Corporation                                                                             1,351
Entergy Operations, Inc.                                                                          (27)
Entergy Power, Inc.                                                              4,241             15
System Fuels, Inc.                                                                                196
Entergy Enterprises, Inc.                                                                         810
Entergy Gulf States, Inc.                                                      174,342              9
Nonassociated Companies                                                       (172,411)



                                                                              -----------------------
                                                                              $       -        $5,257
                                                                              =======================

                                                  9-A

                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

                 Schedule VI - Fuel Stock Expenses Undistributed

                                  (In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



                   Description                        Labor       Expenses     Total
Account 152 - Fuel Stock Expenses Undistributed        None         None        None





                                                      ------------------------------
                                             TOTAL    $ 0          $ 0         $ 0
                                                      ==============================

Summary:




                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

                    Schedule VII - Stores Expense Undistributed

                                 (In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



                   Description                        Labor       Expenses     Total
Account 163 - Stores Expense Undistributed             None         None        None





                                                      ------------------------------
                                             TOTAL    $ 0          $ 0         $ 0
                                                      ==============================


                                       10 of 28 pages

                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

            Schedule VIII - Miscellaneous Current and Accrued Assets

                                  (In Thousands)
Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                                Balance at     Balance at
                           Description                                         Beginning of     Close of
                                                                                   Year           Year
Account 174 - Miscellaneous Current and Accrued Assets
See page 11 - A                                                                         $0         $462

                                                                                  ----------------------
                                                                         TOTAL          $0         $462
                                                                                  ======================



                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

                   Schedule IX - Miscellaneous Deferred Debits

                                 (In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.



                                                                                Balance at     Balance at
                                          Description                          Beginning of     Close of
                                                                                   Year           Year
Account 186 - Miscellaneous Deferred Debits
See page 11-A                                                                       $1,616      $10,314

                                                                               --------------------------
                                                                         TOTAL      $1,616      $10,314
                                                                               ==========================


                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

        Schedule X - Research, Development or Demonstration Expenditures

                                  (In Thousands)

Instructions:
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                         Description                                                          Amount
Account 188 - Research, Development, or Demonstration Expenditures                             None

                                                                                             -------
                                                                                     TOTAL    $ 0
                                                                                             =======


                             11 of 28 pages


                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

           Schedule VIII - Miscellaneous Current and Accrued Assets

                             (In Thousands)

                                                                                Balance at     Balance at
                             Description                                       Beginning of    Close of
                                                                                   Year          Year
Account 174 - Miscellaneous Current and Accrued Assets

Advance payments                                                                        $0       $462


                                                                                      ------------------
                                                                         TOTAL          $0         $462
                                                                                      ==================

                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

                   Schedle IX - Miscellaneous Deferred Debits

                                 (In Thousands)



                                                                                Balance at    Balance at
                Description                                                    Beginning of    Close of
                                                                                   Year          Year
Account 186 - Miscellaneous Deferred Debits

Noncurrent receivable for Associate Companies                                       $1,528           $0
Deferred ESOP credit                                                                   148            0
Deferred cost for new company - to be billed in 1997                                     0          347
Long Term Incentive Plan                                                                 0        9,936
Other (5)                                                                              (60)          31


                                                                                    -------------------
                                                                         TOTAL      $1,616      $10,314
                                                                                    ===================

                                                           11-A


                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

                        Schedule XI - Proprietary Capital



                                                               Number of Shares Par or Stated       Outstanding Close of Period
Account Number                             Class of Stock        Authorized       Value Per Share   No. of Shares     Total Amount
201                                        Common Stock Issued       50,000       $10.00            2,000              $20,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


                                                       Description                                                         Amount
Account 211 - Miscellaneous Paid-in Capital                                                                                 None

Account 215 - Appropriated Retained Earnings                                                                                None
                                                                                                                        ----------
                                                                                                     TOTAL                  $ 0
                                                                                                                        ==========

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassoicates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.





                                                                    Balance at         Net Income   Dividends   Balance at
                       Description                                Beginning of Year    -or (loss)     Paid     Close of Year

Account 216 - Unappropriated Retained Earnings                          None               None       None         None

                                                                        -----------------------------------------------
                                                        TOTAL           $0                $ 0        $ 0          $ 0
                                                                        ===============================================

                                                                  12 of 28 pages

                      Annual Report of Entergy Services, Inc.

                       For the Year Ended December 31, 1996

                       Schedule XII - Long-Term Debt

                                 (In Thousands)

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224- Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                               Terms of Obligation                                   Balance at                        Balance at
                                  Class & Series     Date of   Interest    Amount     Beginning                           Close
          Name of Creditor        of Obligation     Maturity    Rate    Authorized    of Year    Additions  Deductions   of Year
Account 223 - Advances from
               Associate
               Companies:                                                   None        None                               None





Account 224 - Other Long-Term
               Debt:                                                         None        None                              None



                                                                                     --------------------------------------------
                                                                             TOTAL         $0         $0            $0       $0
                                                                                     ============================================

                                                                     13 of 28 pages


                       ANNUAL REPORT OF ENTERGY SERVICES, INC.

                        For the Year Ended December 31, 1996

                  Schedule XIII - Current and Accrued Liabilities

                                   (In Thousands)

Instructions:
  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                         Balance at   Balance at
                         Description                                    Beginning of   Close of
                                                                            Year         Year
Account 233 - Notes Payable to Associate Companies

Money Pool                                                                   $10,545     $17,052

                                                                             -------------------
                                                                  TOTAL      $10,545     $17,052
                                                                             ===================
Account 234 - Accounts Payable to Associate Companies

See page 14-A                                                                $27,529     $15,473

                                                                             -------------------
                                                                  TOTAL      $27,529     $15,473
                                                                             ===================
Account 242 - Miscellaneous Current and Accrued Liabilities

See page 14-A                                                                $ 5,910     $23,645

                                                                             -------------------
                                                                  TOTAL      $ 5,910     $23,645
                                                                             ===================



                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

                  Schedule XIV - Notes to Financial Statements


Instructions:
 The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 14 - B thru 14 - G




                        14 of 28 pages

                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

                 Schedule XIII - Current and Accrued Liabilities

                                  (In Thousands)


                                                                         Balance at              Balance at
                                  Description                           Beginning of Year      Close of Year

Account 234 - Accounts Payable to Associate Companies

Entergy Arkansas, Inc.                                                      $22,936               $ 8,842
Entergy Louisiana, Inc.                                                           2                   569
Entergy Mississippi, Inc.                                                     1,051                 3,381
Entergy New Orleans, Inc.                                                                             327
Entergy Gulf  States, Inc.                                                      801                 1,224
Entergy Corporation                                                           2,483                 1,248
Entergy Operations, Inc.                                                         74                  (251)
Entergy Power, Inc
Entergy Enterprises, Inc.
System Fuels, Inc.
Money Pool Interest                                                             182                   133
                                                                            -----------------------------
                                                               TOTAL        $27,529               $15,473
                                                                            =============================

Account 242 - Miscellaneous Current And Accrued Liabilities


Accrued rent expense                                                        $ 1,030               $ 1,030
Accrued savings plan expense and withholdings                                   469                   233
Accrued benefit plans expense and withholdings                                1,711                 2,122
Accrued severence pay                                                         2,431                 1,623
Accrued audit expense                                                            28
Accrued claims liability                                                        241                   569
Industry transition liability                                                                      18,068
                                                                            -----------------------------
                                                               TOTAL        $ 5,910               $23,645
                                                                            =============================





                            14 - A

           ANNUAL REPORT OF ENTERGY SERVICES, INC.

            For the Year Ended December 31, 1996

        Schedule XIV - Notes to Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Organization and System of Accounts

Entergy Services, Inc. (Entergy Services), a wholly owned subsidiary of Entergy Corporation, was authorized to conduct business as a service company for Entergy Corporation and its various subsidiaries (Entergy) by order of the Securities and Exchange Commission (SEC) dated March 1963 and made permanent March 1965. Entergy Services is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services to Entergy. Such services are priced so that Entergy
Services operates on a break-even basis.

Entergy Services maintains its accounts in accordance with the Public Utility
Holding Company Act of 1935, as administered by the SEC, and has adopted a system of accounts consistent with the system of accounts prescribed by the Federal Energy Regulatory Commission. Certain reclassifications have been made to conform to current period presentation.

B.   Use of Estimates in the Preparation of Financial Statements

The preparation of Entergy Services' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 1996 and 1995, and the reported amounts of revenues and expenses during fiscal years
1996, 1995, and 1994. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1996 financial statements.

C.  Depreciation and Amortization

Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property. Amortization of leasehold improvements is computed on a straight-line basis over the lease term.

D.  Income Taxes

Entergy Services accounts for income taxes pursuant to Statement of Financial
Accounting Standards No. 109 "Accounting for Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets and liabilities and loss carryforwards, and that deferred tax balances be based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

Entergy Services joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated Federal income tax return. Income taxes
(or benefits) are allocated to Entergy Services in proportion to its consolidated taxable income. SEC regulations require that neither Entergy
Services nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Services files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries, and a separate company Louisiana income tax return.


                            14-B


Investment tax credits are deferred and amortized based upon the average useful life of the related property, beginning with the year utilized on the consolidated tax return.

E.  Cash and Cash Equivalents

Entergy Services considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

F.  Fair Value Disclosures

Entergy Services considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

2.  INCOME TAXES

At December 31, 1996 and 1995, Entergy Services had deferred tax assets totaling $2.2 million and $1.3 million, respectively, consisting of pension accruals, severance accruals, deferred compensation, SFAS 106 accruals, and depreciation differences. The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return. Entergy Services also had $2.9 million and $1.0 million in deferred taxes for unamortized investment tax credits at December 31, 1996 and 1995, respectively.

Entergy Services'effective income tax rate was 100% in 1996, 1995, and 1994, compared to the current Federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Services collects revenue adequate to fund its income tax expense.

3.  NOTES PAYABLE

Entergy Services has SEC authorization, through November 30, 2001, to effect short-term borrowings from Entergy Corporation in an aggregate amount outstanding at any one time of up to $150 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 1996, 1995, or 1994. In addition, Entergy
Services had $70 million in unused bank lines of credit at December 31, 1996 and 1995, which carried commitment fees of 0.125% on the undrawn balance.

Entergy Services participates with certain other Entergy companies in a System
Money Pool (Money Pool) arrangement whereby those companies with available funds may invest in the Money Pool while other companies, except Entergy Corporation, may borrow on a short-term basis from the Money Pool, thereby reducing the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Services from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

The borrowings and applicable interest rates under the Money Pool arrangement were as follows (amounts in thousands):



                                         1996        1995       1994
      Average borrowing                  $43,026     $44,612    $52,258
      Maximum borrowing at month end     $50,642     $66,523    $71,239
      Average effective interest rate:
        During the year                     5.4%        6.0%       4.0%
        At end of year                      5.9%        6.0%       6.1%


At December 31, 1996 and 1995, Entergy Services' temporary borrowing position in the Money Pool was $17.1 million and $10.5 million, respectively.

                            14-C

4.  EMPLOYEE BENEFIT PLANS

Employee Benefits Plans

Certain key employees of Entergy Services participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity Plan) in which they receive shares of common stock based upon achievement of specified performance goals, the costs of which are initially deferred and then charged to income over the restricted period. At December 31, 1996, there were shares with a cost of $9.9 million included in Other Deferred Debits for Entergy Corporation common stock purchased related to the Equity Plan. In 1996, $2.6 million was charged to compensation expense under the Equity Plan, representing 95,056 shares.

Employees of Entergy Services are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan) upon meeting certain eligibility requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the Savings Plan in an amount equal to 50 percent of the participant's basic contribution. In 1996, 1995, and 1994, Entergy Services contributed $3.2 million, $3.3 million, and $2.7 million, respectively, to the Savings Plan.

Eligible employees of Entergy Services may participate in the Employee Stock Ownership Plan of Entergy Corporation and Subsidiaries (ESOP). The ESOP is a defined contribution plan. Contributions to the ESOP, and any income thereon, are invested in Entergy Corporation common stock and are based on the expected utilization of additional investment tax credits in the applicable Federal income tax return of Entergy Corporation and its subsidiaries. There was no contribution to the ESOP in the years ended December 31, 1996 and 1994. Entergy Services contributed approximately $250,000 to the ESOP for the year ended December 31, 1995.

Pension Plan

Entergy Services has a defined benefit pension plan covering substantially all of its employees. The pension plan is noncontributory and provides pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Services funds pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plan include common and preferred stocks, fixed income securities, interest in a money market fund and insurance contracts.

Effective January 1, 1995, all Entergy Services employees were transferred to the Entergy Corporation Retirement Plan for non-bargaining employees. This new plan has provisions substantially identical to the previous plan.

Entergy Services' total 1996, 1995, and 1994 allocated pension cost, including amounts capitalized, included the following components (in thousands):


                                    1996         1995       1994
  Service cost-benefits earned
     during the period             $ 7,481     $ 5,097     $ 5,314
  Interest cost on the projected
     benefit obligation              7,995       6,064       5,948
  Actual return on plan assets      (9,961)    (13,202)        410
  Net amortization and deferral      4,010       8,908      (2,504)
                                   --------------------------------
  Net pension cost                 $ 9,525     $ 6,867     $ 9,168
                                   ================================

                            14-D


The funded status of the pension plan, with respect to Entergy Services, at December 31, 1996 and 1995, was as follows (in thousands):


                                                  1996            1995
Actuarial present value of accumulated
  pension plan benefits:
Vested                                           $ 73,939         $57,413
Nonvested                                           1,146              90
                                                 -------------------------
Accumulated benefit obligation                   $ 75,085        $ 58,313
                                                 =========================
Plan assets at fair value                        $ 87,971        $ 66,011
Projected benefit obligation                      115,637          89,133
                                                 -------------------------
Plan assests less than projected
  benefit obligation                              (27,666)        (23,122)
Unrecognized prior service cost                     2,658           2,887
Unrecognized transition asset                      (1,477)         (1,644)
Unrecognized net loss                              17,831          10,608
                                                 -------------------------
Accrued pension liability                        $ (8,654)       $(11,271)
                                                 =========================

The significant actuarial assumptions used in computing the information above for 1996, 1995, and 1994 were as follows: weighted average discount rate, 7.75% for 1996, 7.5% for 1995, and 8.5% for 1994; weighted average rate of increase in future compensation levels, 4.6% for 1996 and 1995, and 5.1% for 1994; and expected long-term rate of return on plan assets, 9.0% for 1996, and 8.5% for 1995 and 1994. Transition assets are being amortized over the average remaining service period of active participants.

Entergy Services has adopted the Supplemental Retirement Plan of Entergy Corporation and Subsidiaries and the Post-Retirement Plan of Entergy Corporation and Subsidiaries for certain executive officers. Certain participants in these plans receive benefits based on a percentage of their salaries. The actuarially projected obligation for these plans, which is not included in the pension plan tables above, was recorded during 1992. These plans are unfunded and benefits
are paid from general company assets.   At December 31, 1996, and 1995, the
recorded liability for these plans was approximately $19.7 million and $16.1 million, respectively. The discount rate used in the determination of these liabilities was 8.25% in 1996 and 1995.

Entergy Services' total recorded pension liability (including the funded plan covering substantially all employees and the supplemental unfunded plans described above) at December 31, 1996 and 1995, was $28.4 million and $27.3 million, respectively.

Other Postretirement Benefit

Entergy Services also provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for Entergy Services.

Effective January 1, 1993, Entergy Services adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The new standard required the use of an accrual method in accounting for these benefits. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $14.1 million. This obligation is being amortized as expense over a 20-year period beginning in 1993. Entergy Services is recovering the increased cost of other postretirement benefits due to the adoption of SFAS 106 under the Services Agreements with the Entergy companies.

                            14-E

Total postretirement benefit costs of Entergy Services for 1996, 1995, and 1994, including amounts capitalized, included the following components
(in thousands):


                                         1996       1995       1994
  Service cost-benefits earned
     during the period                 $ 2,960    $ 1,863    $ 1,850
  Interest cost on APBO                  2,338      1,660      1,259
  Net amortization and deferral          1,297        785        794
                                       -----------------------------
  Net periodic postretirement
     benefit cost                      $ 6,595    $ 4,308    $ 3,903
                                       =============================

The funded status of Entergy Services' postretirement plans as of December 31, 1996 and 1995, was (in thousands):

                                                     1996       1995
Accumulated postretirement benefit obligation:
  Retirees                                         $ 12,373    $  7,039
  Other fully eligible participants                   6,809       4,900
  Other active participants                          15,453      11,288
                                                   --------------------
                                                   $ 34,635    $ 23,227
Plan assets at fair value                                 -          -
                                                   ---------------------
Plan assets less than APBO                          (34,635)    (23,227)
Unrecognized transition obligation                   11,249      11,953
Unrecognized net loss (gain)                          8,440       1,735
                                                   ---------------------
Accrued postretirement benefit liability           $(14,946)   $ (9,539)
                                                   =====================


The assumed health care cost trend rate used in measuring the APBO of Entergy Services was 7.6% for 1997, gradually decreasing each successive year until it reaches 5.0% in 2005. A one percentage increase in the assumed health care cost trend rate for each year would have increased the APBO of Entergy Services as of December 31, 1996, by 14.6% and the sum of the service cost and interest cost by approximately 16.5%. The assumed discount rate and rate of increase in future compensation used in determining the APBO were 7.75% for 1996, 7.5% for 1995, and 8.5% for 1994, and 4.6% for 1996 and 1995, and 5.1% for 1994,
respectively. The expected long-term rate of return on plan assets was 9.0% for 1996, and 8.5% for 1995 and 1994.

5.  LEASES

Entergy Services records the assets and related obligations applicable to capital leases. Entergy Services' capital lease on computer equipment expired in June 1996, and the lease was renewed as an operating lease. At December 31, 1996, there were no outstanding capital leases. The asset, net of accumulated amortization, and the liability associated with this capital lease at December 31, 1995, were approximately $1.4 million.


                            14-F

At December 31, 1996, Entergy Services had noncancelable operating leases with minimum lease payments as follows (in thousands):


                                            Minimum lease
                                              Payments
                                            -------------
1997                                        $   15,934
1998                                            14,736
1999                                            13,830
2000                                            12,198
2001                                            11,900
For years thereafter                           103,778
                                            -------------
                                            $  172,376
                                            =============


Rental expense for operating leases amounted to approximately $31.5 for 1996 and rental expense for capital and operating leases amounted to approximately $28.7 million and $33.4 million for 1995 and 1994, respectively.


6.  BULK POWER SYSTEM OPERATIONS

Entergy Services acts as agent for the coordination of joint bulk power system operations among the Entergy operating companies. All amounts receivable from the power purchasers or payable to the power suppliers as a result of the bulk power transactions are recorded in Entergy Services' accounts receivable or accounts payable balances, and have no effect on Entergy Services' income or expenses.


7.  SALE AND LEASEBACK OF COMPUTER CENTER

During 1985, Entergy Services entered into an agreement for the sale and leaseback of the Computer Center land and building. The related lease has been classified as an operating lease for accounting purposes and, accordingly, the net book value of the building has been removed from the balance sheet.
A gain on the sale of approximately $3.5 million was deferred and is being amortized over the primary term of the lease which is twenty-five years with the option to extend the lease for six additional consecutive terms of five years each. Estimated future minimum rental commitments related to this lease are included in Note 5 - Leases.


8.  TRANSACTIONS WITH AFFILIATES

Various Entergy Corporation subsidiaries rent office facilities and provide certain general and administrative services to Entergy Services. These expenses amounted to approximately $13.7 million, $14.3 million and $21.4 million in 1996, 1995, and 1994, respectively.

9.  OTHER DEFERRED CREDITS

Other Deferred Credits (Account #253) consist of the following:


                                             1996       1995
                                           ------------------
Unamortized gain on the sale of            $ 2,014    $ 2,154
   Computer Center (Note 7)
Accrued pension and postretirement          51,610     36,887
   benefit liabilities
Canceled lease payable                                  1,359
Other                                          157        237
                                            -----------------
                                            $53,781   $40,637
                                            =================

                            14-G


                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

                         Schedule XV Statement of Income

                                 (In Thousands)


Account                            Description                                                      Current Year      Prior Year

          Income
  457     Services rendered to associate companies                                                      $440,283        $397,530
  458     Services rendered to nonassociate companies                                                        201             148
  421     Miscellaneous income or loss                                                                       187             454
                                                                                                        ------------------------
          Total Income                                                                                   440,671         398,132
                                                                                                        ------------------------
          Expense

  920     Salaries and wages                                                                              171,008         167,723
  921     Office supplies and expenses                                                                     41,703          38,648
  922     Administrative expense transferred - credit
  923     Outside services employed                                                                        78,703          48,582
  924     Property insurance                                                                                  535           1,054
  925     Injuries and damages                                                                                 61             119
  926     Employee pensions and benefits                                                                   36,170          26,220
  928     Regulatory commission expense
  930.1   General advertising expenses                                                                      9,652           4,906
  930.2   Miscellaneous general expenses                                                                   15,720          19,383
  931     Rents                                                                                            31,465          36,603
  932     Maintenance of structures and equipment                                                          18,364          17,843
  403     Depreciation and amortization expense                                                            20,573          17,369
  408     Taxes other than income taxes                                                                    13,602          15,550
  409     Income taxes                                                                                        933            (689)
  410     Provision for deferred income taxes                                                                (889)            155
  411     Provision for deferred income taxes - credit
  411.5   Investment tax credit                                                                              (162)            277
  426.1   Donations
  426.5   Other deductions                                                                                                     26
  427     Interest on long-term debt
  430     Interest on debt to associate companies                                                           2,367           2,202
  431     Other interest expense                                                                              866           2,161
                                                                                                          -----------------------
          Total Expense                                                                                   440,671         398,132
                                                                                                          =======================

                                                 Net Income or (Loss)                                          $0              $0


                                            15 of 28 pages

                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

                                Analysis of Billing

                        Associate Companies - Account 457

                                  (In Thousands)



                                                      Direct          Indirect      Compensation       Total
                                                       Costs            Costs         For Use          Amount
Name of Associate Company                             Charged          Charged       of Capital        Billed
                                                       457-1            457-2          457-3
Entergy Arkansas, Inc.                                 $ 68,812        $17,998                        $ 86,810

Entergy Gulf States, Inc.                                92,222         24,416                         116,638

Entergy Louisiana, Inc.                                  70,446         18,389                          88,835

Entergy Mississippi, Inc.                                37,556          9,624                          47,180

Entergy New Orleans, Inc.                                21,268          5,282                          26,550

Entergy Corporation                                      28,146          4,779                          32,925

System Fuels, Inc.                                        1,242            494                           1,736

Entergy Enterprises, Inc.                                 2,688            765                           3,453

Entergy Operations, Inc.                                 28,606          6,842                          35,448

Entergy Power, Inc.                                         299             65                             364

Deferred                                                    344              0                             344

                                                       -------------------------------------------------------
                                         TOTAL         $351,629        $88,654         $ 0            $440,283
                                                       =======================================================


                                16 of 28 pages


                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

                                Analysis of Billing

                       Nonassociate Companies - Account 458

                                 (In Thousands)

Instruction:
Provide a brief description of the services rendered to each nonassociate company:



                                              Direct        Indirect       Compensation                      Excess          Total
                                               Cost           Cost            For Use          Total           Or           Amount
Name of Nonassociate Company                  Charged        Charged        of Capital         Cost        Deficiency       Billed
                                               458-1          458-2            457-3                         458-4
  Entergy Services Pension Plan                $146             $0                             $146                          $146
    Administration of Entergy
    Services pension plan
   Other                                         55              0                               55                            55




                                               ----------------------------------------------------------------------------------
                                    TOTAL      $201             $0               $0            $201             $0           $201
                                               ==================================================================================


                                                  17 of 28 pages



                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

             Schedule XVI - Analysis of Charges for Service-Associate
                                        and
                               Nonassociate Companies

                                  (In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                           Associate Company Charges    Nonassociate Company Charges  Total Charges for Service
                                           Direct   Indirect            Direct    Indirect            Direct    Indirect
Account Description of Items                 Cost     Cost    Total      Cost       Cost    Total     Cost       Cost     Total
920     Salaries and Wages                 $126,102  $44,766  $170,868  $140                 $140     $126,242  $44,766  $171,008
921     Office Supplies and Expenses         37,521    4,181    41,702     1                    1       37,522    4,181    41,703
922     Administrative Expense
          Transferred - Credit
923     Outside Services Employed            74,727    3,976    78,703                                  74,727    3,976    78,703
924     Property Insurance                      200      335       535                                     200      335       535
925     Injuries and Damages                     31       30        61                                      31       30        61
926     Employee Pensions and Benefits       35,870      300    36,170                                  35,870      300    36,170
928     Regulatory Commission Expense
930.1   General Advertising Expenses          9,631       21     9,652                                   9,631       21     9,652
930.2   Miscellaneous General Expenses       10,881    4,839    15,720                                  10,881    4,839    15,720
931     Rents                                29,306    2,099    31,405     60                  60       29,366    2,099    31,465
932     Maintenance of Structures
          and Equipment                      15,897    2,467    18,364                                  15,897    2,467    18,364
403     Depreciation and Amortization
          Expense                                77   20,496    20,573                                      77   20,496    20,573
408     Taxes Other Than Income Taxes        11,542    2,060    13,602                                  11,542    2,060    13,602
409     Income Taxes                                     933       933                                              933       933
410     Provision for Deferred
          Income Taxes                                  (889)     (889)                                            (889)     (889)
411     Provision for Deferred Income
          Taxes - Credit
411.5   Investment Tax Credit                           (162)     (162)                                            (162)     (162)
426.1   Donations
426.5   Other Deductions
427     Interest on Long-Term Debt
431     Other Interest Expense                           866       866                                              866       866
                                           ---------------------------------------------------------------------------------------
                     TOTAL EXPENSES         351,785   86,318   438,103    201                 201      351,986   86,318   438,304
        Compensation for use
           of Equity Capital
430     Interest on Debt
           to Associate Companies                      2,367     2,367                                            2,367     2,367
                                           ---------------------------------------------------------------------------------------
              TOTAL COST OF SERVICE        $351,785  $88,685  $440,470   $201                $201     $351,986  $88,685  $440,671
                                           =======================================================================================



                                                                18 of 28 pages



                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

                Schedule XVII - Schedule of Expense Distribution
                         by Department or Service Function

                                  (In Thousands)

Instruction:
  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                               DEPARTMENT OR SERVICE FUNCTION
                                                     ------------------------------------------------------------------------------
Account Description              Total               Administration  Aviation    Gas        Legal     Finance  External  Fuels &
Number  of Items                 Amount    Overhead                            Operations   Services           Affairs   Operations
920     Salaries and Wages      $171,008   $21,303   $ 5,281         $1,542      $  771     $ 4,623   $18,713  $ 7,228   $3,452
921     Office Supplies
          and Expenses           $41,703     1,228     3,629          1,964         115         799     2,370    1,894      402
923     Outside Services
          Employed               $78,703     3,898     1,065            342          83       6,214     3,090   23,151      187
924     Property Insurance       $   535                                                                  535
925     Injuries and Damages     $    61
926     Employee Pensions and
          Benefits               $36,170       150       828            123          71         351     1,863      544      245
928     Regulatory Commission
          Expense
930.1   General Advertising
          Expenses               $ 9,652        32         1                         38                    32    6,335        1
930.2   Miscellaneous General
          Expenses               $15,720     1,073       243            203          (7)         73     1,327      721      524
931     Rents                    $31,465        22    19,825          2,099           5          16       156       77        3
932     Maintenance of
          Structures and
          Equipment              $18,364        71     3,242            549          62           2         5       24       13
403     Depreciation and
          Amortization Expense   $20,573    20,573
408     Taxes Other Than
          Income Taxes           $13,602     2,127       429            116          58         347     1,471      541      256
409     Income Taxes             $   933                 933
410     Provision for Deferred
          Income Taxes          ($   889)               (889)
411     Provision for Deferred
          Income Taxes - Credit
411.5   Investment Tax Credit   ($   162)               (162)
426.1   Donations
426.5   Other Deductions
427     Interest on Long-Term
          Debt
430     Interest on Debt to
          Associate Companies    $ 2,367     2,367
431     Other Interest Expense   $   866       866
                                -----------------------------------------------------------------------------------------------
                TOTAL EXPENSES   $440,671   53,710    34,425          6,938       1,196      12,425    29,562   40,515    5,083
                                ================================================================================================



                                                             19 of 28 pages


                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

         Schedule XVII - Schedule of Expense Distribution by
                   Department or Service Function

                            (In Thousands)




                                              DEPARTMENT OR SERVICE FUNCTION                                               Distri-
          Human   Information  Marketing Customer    Plant       Trans &     Integrated   Fossil   Nuclear  Transmission   bution
Account Resources   Systems               Service  Operations  Dist. Support  Planning  Operations
920      $8,596     $26,981     $11,895   $13,389    $11,292       $8,621      $2,031     $2,418               $17,369       $5,503
921       1,840       7,807       2,957     6,769      3,260        2,195         455        526                 2,810          683
923       2,048      23,211       4,938     2,971      3,958          167          23        275     336         1,145        1,601
924
925                                                                    61
926      22,073       2,485       1,052     1,827      1,051          922         159        333                 1,589          504
928
930.1        10          10       2,564       511         10           24          69          2                     9            4
930.2     1,356       1,483       1,373       974        469          (26)        194      3,191                 1,299        1,250
931          26       7,435          38        39         54          240           5        158                 1,260            7
932          35      10,647         110       379      1,475          757           8         20                   648          317
403
408         650       2,181         918     1,031        854          650         157         68                 1,313          435
409
410
411
411.5
426.1
426.5
427
430
431
        ---------------------------------------------------------------------------------------------------------------------------
        $36,634     $82,240     $25,845   $27,890    $22,423      $13,611      $3,101     $6,991    $336       $27,442      $10,304
        ===========================================================================================================================



                                              20 of 28 Pages

                     ANNUAL REPORT OF ENTERGY SERVICES, INC.

                      For the Year Ended December 31, 1996

                Departmental Analysis of Salaries - Account 920
                                (In Thousands)

                                                 Departmental Salary Expense
         Name of Department                                   Included in Amounts Billed  Number of
      Indicate each department          Total       Parent        Other         Non       Personnel
        or service function            Amount       Company    Associates   Associates   End of Year
See page 21-A                           $171,008     $9,521     $161,347         $140        2,573
                                        --------     ------     --------         ----        -----
                         TOTAL          $171,008     $9,521     $161,347         $140        2,573
                                        ========     ======     ========         ====        =====

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

                Outside Services Employed - Account 923

                             (In Thousands)

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                   Relationship
                                                  "A" - Associate
                                                    "NA" - Non
 From Whom Purchased             Address             Associate     Amount

See pages 21-B thru 21-I                                           $78,703
                                                                   =======

                           21 of 28 pages

                 ANNUAL REPORT OF ENTERGY SERVICES, INC.

                  For the Year Ended December 31, 1996

             Departmental Analysis of Salaries - Account 920

                              (In Thousands)

                                                      Departmental Salary Expense
         Name of Department                            Included in Amounts Billed to      Number of
      Indicate each department          Total       Parent        Other         Non       Personnel
        or service function            Amount       Company    Associates   Associates   End of Year
Corporate                                 $21,303       $3,443      $17,860                       15
Administration                              5,281          377        4,822         $82          108
Aviation                                    1,542          290        1,252                       23
Gas Operations                                771            4          767                       13
Legal Services                              4,623          411        4,212                       64
Finance                                    18,713        1,654       17,001          58          324
External Affairs                            7,228          998        6,230                      114
Fuel & Operations                           3,452           23        3,429                       20
Human Resources                             8,596          149        8,447                      142
Information Systems                        26,981        1,075       25,906                      517
Marketing                                  11,895          629       11,266                      179
Customer Service                           13,389          157       13,232                      252
Plant Operations                           11,292           65       11,227                      171
Transmission & Distribution Support         8,621           67        8,554                      177
Integrated Planning                         2,031           17        2,014                       14
Fossil Operations                           2,418           20        2,398                       44
Transmission                               17,369          110       17,259                      307
Distribution                                5,503           32        5,471                       89


                                         -----------------------------------------------------------
                                         $171,008       $9,521     $161,347         $140       2,573
                                         ===========================================================





                                21 - A



                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

                Outside Services Employed - Account 923

                                (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
OUTSIDE SERVICES - LEGAL

Baker & Botts, LLP                                                              NA               $50
Balch & Bingham Attnys & Consultants                                            NA               220
Friday Eldredge & Clark                                                         NA               126
Germer & Gertz, LLP                                                             NA               266
Gordon Arata McCollam & Duplantis                                               NA                74
Healey & Associates                                                             NA                92
Kullman, Inman, Bee, Downing, & Banta                                           NA               131
McCalla Thompson Pyburn Hymowi                                                  NA               167
McDermott Will & Emery                                                          NA                94
Monroe & Lemann Corp                                                            NA               194
Morgan Lewis & Bockius                                                          NA               606
Orgain Bell & Tucker                                                            NA                94
Phelps Dunbar                                                                   NA                37
Reid & Priest                                                                   NA               241
Skadden Arps Slate Meagher                                                      NA               778
Slover & Loftus                                                                 NA               353
Steeg & O'Connor                                                                NA                48
Steptoe & Johnson                                                               NA               791
Strictly Legal, Inc.                                                            NA                29
Swidler & Berlin                                                                NA                69
Thompson & Llewellyn PA                                                         NA                55
Winston & Strawn                                                                NA               185
Wise Carter Child & Caraway                                                     NA               521
Others (91)                                                                     NA               289
                                                                                               -----
                                                                  Total                        5,510
                                                                                               -----

OUTSIDE SERVICES - ENGINEERING

Associated Waterproof Corp.                                                     NA               $41
ECSI Corporation DBA Linesoft                                                   NA               103
Geoscience Engineers LLC                                                        NA                30
Landmark Surveying, Inc.                                                        NA                62
Odessa Engineering                                                              NA                43
Petrocon Engineering, Inc.                                                      NA               391
Stone & Webster Engineering Co.                                                 NA                62
Tinsley Mullen Engineers, Inc.                                                  NA                61

                                21 - B


                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

                Outside Services Employed - Account 923

                           (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
Others (31)                                                                     NA                66
                                                                                                ----
                                                                  Total                          859
                                                                                                ----
OUTSIDE SERVICE - AUDITING

Bruno & Tervalon, CPAs                                                          NA               $31
Coopers & Lybrand, LLP                                                          NA               381
Others (1)                                                                      NA                 2
                                                                                                ----
                                                                  Total                          414
                                                                                                ----

OUTSIDE SERVICE - MANAGEMENT
      CONSULTANTS

Andersen Consulting                                                             NA            $1,620
Berliner Assoc                                                                  NA                70
Change Partners                                                                 NA               246
Chatham Partners, Inc.                                                          NA               106
Coopers & Lybrand, LLP                                                          NA               164
CPI Consulting Associates, Inc.                                                 NA                28
Deloitte & Touche, LLP                                                          NA               115
Dennis Thomas & Associates                                                      NA                55
Destra Consulting Group, Inc.                                                   NA                41
Econat, Inc.                                                                    NA                73
Fulcrum Technologies, Inc.                                                      NA                32
JA Wright & Associates, Inc.                                                    NA               139
James A Richardson                                                              NA                35
Koll Management Services, Inc.                                                  NA                65
Mark Kubow                                                                      NA               360
McKinsey & Co, Inc.                                                             NA             2,219
Mesa, Inc.                                                                      NA                53
Metzler & Associate Mgmt Consultant                                             NA             2,153
Northbridge Group                                                               NA               353
Personnel Research Associates, Inc.                                             NA                83
Philip R. Sharp                                                                 NA                38
Reed Whittle Associates, Inc.                                                   NA             1,305
RHR Int'l Co                                                                    NA               163
Savage Consulting Group, Inc.                                                   NA                91


                               21 - C

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

                 Outside Services Employed - Account 923

                            (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
Sheldon B. Hughes Jr.                                                           NA               334
Spectra                                                                         NA               178
Sweeney & Co., Inc.                                                             NA                56
Others (38)                                                                     NA               232
                                                                                              ------
                                                                  Total                       10,407
                                                                                              ------
OUTSIDE SERVICE - OTHER

A Milton Smith                                                                  NA               $25
A&C Enercom                                                                     NA                45
Accounting Partners, Inc.                                                       NA                88
Actuarial Sciences Assoc, Inc.                                                  NA               205
Addison Corp Annual Report                                                      NA                60
Advanced Grounding Concepts                                                     NA                34
AEE Energy Books                                                                NA                38
Aerotek, Inc.                                                                   NA               996
Aetna Life & Casualty                                                           NA               230
Alana Oldham                                                                    NA                27
Alpharel, Inc.                                                                  NA                45
American Citadel, Inc.                                                          NA                61
American Interplex Laboratories                                                 NA                26
Ameridata, Inc.                                                                 NA               736
Andersen Consulting                                                             NA             2,966
APG USA, Inc.                                                                   NA               137
Apogee Software Systems, Inc.                                                   NA                47
Arthur Andersen & Co                                                            NA                36
Aspen Systems Corp                                                              NA               203
AT Kearney                                                                      NA               212
AT&T                                                                            NA               108
Atest Consultants, Inc.                                                         NA                77
Austin Software Foundry                                                         NA               472
AVPRO, Inc.                                                                     NA                48
Barakat & Chamberlin, Inc.                                                      NA               145
Barts Furniture Repairs, Inc.                                                   NA                54
Bayou Cadd, Inc.                                                                NA                26
Belcher Chesson, Inc.                                                           NA                98
BellSouth                                                                       NA               610
Bill Grimes & Assoc, Inc.                                                       NA                39
Bobrow Consulting Group                                                         NA               117
Brandi Dempsey                                                                  NA                29


                                      21 - D


                        ANNUAL REPORT OF ENTERGY SERVICES, INC.

                         For the Year Ended December 31, 1996

                        Outside Services Employed - Account 923

                                   (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
Brooks & Jackson, Inc.                                                          NA                32
BRS Group, Inc.                                                                 NA                39
Bryan Assoc., Inc.                                                              NA               247
Burns & McDonnell                                                               NA               133
Business Expertise                                                              NA                50
Cambridge Energy Research Associates                                            NA                38
Cartwright Consultation Jeanne                                                  NA                37
Catherine P Willems                                                             NA                25
Central & SW Corp                                                               NA                40
Chetwood Co. Inc.                                                               NA                99
Comdisco Disaster Recovery Service                                              NA               314
Computer Merchant Ltd.                                                          NA                94
Computer Professionals, Inc.                                                    NA               902
Computer Systems Authority, Inc.                                                NA               199
Comshare, Inc.                                                                  NA                36
Consulting & Training Services                                                  NA                98
Contract Solutions                                                              NA                53
Conway Consulting                                                               NA                26
Coopers & Lybrand, LLP                                                          NA               910
Cox Electronic Publishing, Inc.                                                 NA                28
Cranford Johnson Robinson Wood                                                  NA                77
Crown Sterling Int'l, Inc.                                                      NA                31
Dan Baw & Company                                                               NA               113
Datronics                                                                       NA               845
David Schaper & Karen Glenn                                                     NA                55
Davis Harmon Group, Inc.                                                        NA               443
DCM Services, LLC                                                               NA               176
Deloitte & Touche                                                               NA                75
Delta Com, Inc.                                                                 NA               244
Diamond Data Systems, Inc.                                                      NA               117
Diversified Computer Consultants                                                NA             1,973
Document Information Systems                                                    NA               220
Donn Young Photography, Inc.                                                    NA                27
Dorothy F Ramoneda                                                              NA               154
Dow Jones & Co. Inc.                                                            NA                26
DRT Systems Int'l LP                                                            NA                82
Dun & Bradstreet                                                                NA               208
Eagle Systems Technology, Inc.                                                  NA               215
Edison Electric Institute                                                       NA               113
EDU Tech Industries                                                             NA               348
Eileen Pohlman                                                                  NA                32
Electonic Data Systems Corp                                                     NA                35


                                       21 - E


                        ANNUAL REPORT OF ENTERGY SERVICES, INC.

                          For the Year Ended December 31, 1996

                        Outside Services Employed - Account 923

                                  (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
Electra Service Corp                                                            NA                53
Electric Power Research Institute                                               NA               263
Electric USA                                                                    NA                25
Electrotek Concepts, Inc.                                                       NA                42
EMCO Co, Inc.                                                                   NA                60
Emjay Contract Services                                                         NA               159
Energy Market Solutions                                                         NA                37
Energy Ventures Analysis, Inc.                                                  NA                50
Entergy Arkansas, Inc.                                                           A               281
Entergy Gulf States, Inc.                                                        A             1,641
Entergy Louisiana, Inc.                                                          A               129
Entergy Mississippi, Inc.                                                        A                26
Entergy New Orleans, Inc.                                                        A               259
Entergy Operations, Inc.                                                         A               401
Enterprise Resource Mgmt, Inc.                                                  NA               125
Equifax Credit Info Services                                                    NA                48
Espey Huston & Associates, Inc.                                                 NA                63
Ezware                                                                          NA               123
FedEx Corp                                                                      NA               159
Filenet Corp                                                                    NA               252
Financial Concepts & Applications                                               NA               138
Finnin & Assoc, Inc.                                                            NA                74
First Commerce Corp                                                             NA                30
Frederick Schneiders Research                                                   NA                96
Fredericksen Consulting                                                         NA                42
Freeport McMoRan, Inc.                                                          NA               175
Fry Consultants                                                                 NA                86
FTN Assoc Ltd                                                                   NA                41
GAI Consultants, Inc.                                                           NA                41
Gartner Group                                                                   NA               185
GCR & Assoc. Inc.                                                               NA                38
General Electric Co                                                             NA                92
General Electric Support Services                                               NA                54
General Mechanical Contractors                                                  NA                26
General Physics Corp                                                            NA             1,249
Geodata Solutions, Inc.                                                         NA               179
Glen Summit                                                                     NA                43
Gordon C Morse                                                                  NA                27
Grantham & Nichols                                                              NA                27
Hagler Bailly Consulting, Inc.                                                  NA                99
Harvey Press, Inc.                                                              NA                57
Hewitt Associates                                                               NA               135

                                 21 - F

                   ANNUAL REPORT OF ENTERGY SERVICES, INC.

                    For the Year Ended December 31, 1996

                   Outside Services Employed - Account 923

                              (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
Hibernia Nat'l Bank                                                             NA               125
Highland Group Inc.                                                             NA               135
Hilton Computer Stategies                                                       NA                37
HK Stewart Creative Services                                                    NA                35
Hooper Hooper Owen & Gould                                                      NA               189
IBM Corp                                                                        NA               347
ICF Kaiser Consulting Group                                                     NA                88
Impulse Telecommunications                                                      NA                31
Independent Consultant Service                                                  NA                44
Infinity Data Systems, Inc.                                                     NA               397
Innova Group, Inc.                                                              NA                34
Int'l Business Machines Corp                                                    NA               171
Integrated Systems Management                                                   NA                44
Integrated Systems Solutions                                                    NA                38
Interactive Systems Int'l                                                       NA               926
Interim Legal Services Co.                                                      NA                26
Irby Construction Co. Corp                                                      NA                59
Jennifer Palmer & Co                                                            NA                25
Jess Leo Beaty                                                                  NA                78
John Berry Personnel Consultants                                                NA                60
John Galt Development, Inc.                                                     NA               274
Johnsons Secretarial Service I                                                  NA                27
Jones Lundin Assoc, Inc.                                                        NA                58
JP Systems, Inc.                                                                NA                27
Kass Uehling, Inc.                                                              NA               317
Kelly Temporary Services, Inc.                                                  NA               101
KFG Inc.                                                                        NA               236
Kwasha Lipton                                                                   NA               350
LA State University                                                             NA                33
Lenora Cousin                                                                   NA                27
Littleton Group                                                                 NA                44
Lucille F Griffin                                                               NA                30
Lyall Sprong                                                                    NA                69
Maris West & Baker, Inc.                                                        NA               143
Marketing Corp of America                                                       NA               415
Marks Paper Co                                                                  NA               111
Marshall & Juntunen, Inc.                                                       NA                58
Meta Group                                                                      NA                82
Metco Environmental, Inc.                                                       NA               400
Microsoft                                                                       NA               121
Millennium Rankin Technologies                                                  NA                35

                               21 - G


                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

                Outside Services Employed - Account 923

                           (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
MTU Data Systems, Inc.                                                          NA               250
Nell McCallum & Assoc                                                           NA                88
Network Information Systems                                                     NA                69
NOLA Computer Services, Inc                                                     NA               901
Pace Sound & Lighting                                                           NA               125
Pacific Learning System, Inc.                                                   NA                43
Paranet, Inc.                                                                   NA                86
Parker & Associates                                                             NA               106
Parviz Rastgoufard PHD                                                          NA                70
Peoplesoft                                                                      NA                37
Personnel Research Assoc Inc                                                    NA               173
Pinnacle Group, Inc.                                                            NA               154
Plangraphics, Inc.                                                              NA               278
Powercerv                                                                       NA               245
PRI Associates, Inc.                                                            NA                57
Price Waterhouse                                                                NA               190
Probe Research, Inc.                                                            NA                75
Productivity Point International                                                NA                29
Prostaff Temporary Services                                                     NA               223
Psychological Services, Inc.                                                    NA                32
Public Strategies, Inc.                                                         NA             1,205
Radian Corp                                                                     NA                39
RCG Hagler Bailly, Inc.                                                         NA               162
Recon Technologies, Inc.                                                        NA               124
RLW Analytics, Inc.                                                             NA               135
RMB Consulting & Research                                                       NA                31
Robert Walters                                                                  NA                73
Romac Professional Temps                                                        NA               127
RR Donnelley Receivables, Inc.                                                  NA                34
RSVP Catering                                                                   NA                64
Saterley Consulting                                                             NA                27
S E Huey Co.                                                                    NA                36
Seek Consulting Group, Inc.                                                     NA               644
Seno & Associates, Inc.                                                         NA                50
Setrpc Air Monitoring                                                           NA                29
Smead H Grimmett                                                                NA                37
Software Innovators, Inc.                                                       NA               151
Software Spectrum                                                               NA                35
Spectra, Inc.                                                                   NA                36
Spencer Stuart                                                                  NA                59
Sun Microsystems, Inc.                                                          NA               402
Synectics, Inc.                                                                 NA                66

                               21 - H


                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

                Outside Services Employed - Account 923

                          (In Thousands)

                                                                           Relationship
                                                                           "A" - Associate
                                                                            "NA" - Non
        From Whom Purchased                                                  Associate     Amount
Target Vision, Inc.                                                             NA                60
Technology Solutions                                                            NA                64
TeraQuest Metrics, Inc.                                                         NA               336
Thoma & Thoma Creative Services                                                 NA               293
Thomas D Mouras                                                                 NA                28
TLG Services, Inc.                                                              NA                94
Tulane University                                                               NA               135
TX Perspectives, Inc.                                                           NA               156
Unimar Grup Ltd.                                                                NA                50
University of New Orleans                                                       NA               150
Utility Marketing Services                                                      NA               109
Utility Systems Services, Inc.                                                  NA                48
VLFR Consulting Service, Inc.                                                   NA                96
Waldemar's Nelson & Co., Inc.                                                   NA                65
Walker Information                                                              NA             1,689
Walls Environmental Consulting                                                  NA                50
WEFA Group, Inc.                                                                NA               170
West Publishing Co. Corp                                                        NA                69
Williamson Printing Corp                                                        NA               166
WLM Inc.                                                                        NA                73
Woodward Clyde Consultants                                                      NA               222
WSI Corp                                                                        NA                69
Wyatt Data Services                                                             NA                94
Xenergy, Inc.                                                                   NA                25
Zenger Miller                                                                   NA                29
Restructuring Cost Accrual - Transition to Competition                          NA            18,068
Others (959)                                                                    NA             2,282
                                                                                             -------
                                                                  Total                       61,513
                                                                                             -------

                                                                  Total                      $78,703
                                                                                             =======




                                21 - I

                    ANNUAL REPORT OF ENTERGY SERVICES, INC.

                     For the Year Ended December 31, 1996

                 Employee Pensions and Benefits - Account 926

                                (In Thousands)

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

              Description                                   Amount

Medical & Other Benefits Under Flex Benefit Programs       $11,285
Savings Plan                                                 3,236
Pension Plans                                                8,938
Employee Meetings/Functions/Awards                           2,798
Educational Reimbursement                                      325
Post Retirement Plan Benefits                                9,239
Employee Stock Investment Plan                                 316
Other                                                           33
                                                           -------
                                   TOTAL                   $36,170
                                                           =======

                    ANNUAL REPORT OF ENTERGY SERVICES, INC.

                     For the Year Ended December 31, 1996

                  General Advertising Expenses - Account 930.1

                                (In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

                  Description                          Name of Payee Amount              Amount
Advertising in Newspapers, periodicals,        AAS Company                                        $9
          billboards, radio, etc.              Arkansas Energy Office                             25
                                               Arkansas Livestock Show                             4
                                               ASHRAE                                             10
                                               Association of Electric Companies                  20
                                               Association of Energy Engineers                    35
                                               Audubon Institute                                 203
                                               Automated Interchange Matching                     48
                                               Bano Quality Produce, Inc.                          4
                                               BellSouth Billing Services                          7
                                               Bluffs on Thompson Creek                            9
                                               Burges Smoked Turkeys & Hams                        9
                                               Business Council for the United Way                 5
                                               Capital Hotel                                      10
                                               Chamber New Orleans                                 4
                                               Coco Marina #1                                      9
                                               Commanders Palace                                   5

                                 22 of 28 pages

                  ANNUAL REPORT OF ENTERGY SERVICES, INC.

                    For the Year Ended December 31, 1996

               General Advertising Expenses - Account 930.1

                            (In Thousands)

                  Description                          Name of Payee Amount              Amount
Advertising in Newspapers, periodicals,        Community Communications Co.                        7
          billboards, radio, etc.              Cranford Johnson Robinson Wood                  4,939
                                               Daly Enterprise                                     8
                                               Dougs Hunting Lodge, Inc.                           4
                                               Entergy Corp.                                       4
                                               Fitzgerald Advertising, Inc.                       33
                                               Four Seasons Hotel                                  5
                                               Golf Channel                                       14
                                               Group C Communications, Inc.                        4
                                               Home Builders Association of MS                     3
                                               Home Design Alternatives                            7
                                               Institutional Investor, Inc.                        3
                                               KYFX                                               22
                                               LA Department of Economic Development              67
                                               Lake Charles Harbor & Terminal                     15
                                               Le Meridien New Orleans                            27
                                               Loyola University                                   7
                                               LSU Department of Athletics                         5
                                               LSU Sports Network                                  9
                                               Marriott                                            5
                                               Metrovision Partnership Foundation                  4
                                               New Beaumont Club                                   3
                                               New Orleans Hilton                                 26
                                               New Orleans Saints                                 14
                                               New Orleans Superbowl XXXI                          7
                                               Oxford American, Inc.                              24
                                               Pace Systems                                        5
                                               Panther Tract, Inc.                                11
                                               Parkdale Mall Merchants Assoc                       3
                                               Planet Symphony                                     6
                                               Professional Sports Publication                     3
                                               Pyramid Discount Golf                               6
                                               Radisson Hotel                                     18
                                               RCG Hagler Bailly, Inc.                            29
                                               Reddy Communications, Inc.                          5
                                               River City Promotions                              17
                                               Riverfest, Inc.                                     3
                                               Royal Sonesta Hotel                                17
                                               Santa Maria Golf Course                             5
                                               Science Applications Int'l Corp.                   11
                                               Sheraton Hotel New Orleans                         15
                                               Southern Christian Leadership                       5
                                               Spectra                                             6
                                               Tiger Athletic Foundation                          14
                                               Tulane University                                  25

                                      22 - A

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                  For the Year Ended December 31, 1996

             General Advertising Expenses - Account 930.1

                             (In Thousands)

                  Description                          Name of Payee Amount              Amount
Advertising in Newspapers, periodicals,        UALR Tojan Basketball                               8
          billboards, radio, etc.              United Way                                         41
                                               University of Arkansas Fayetteville                10
                                               University of New Orleans                           8
                                               Veterans Observer                                   5
                                               WADU                                                4
                                               WAPT TV                                             8
                                               Western Telematic                                  11
                                               Westin Canal Place                                  5
                                               White House Promotions, Inc.                       47
                                               World Economic Development                          4
                                               WWL AM                                             44
                                               WYES TV12                                          15



Advertising Matter such as Posters, Bulletins  Andrews Sports Co., Inc.                           10
          booklets and related items           Aramark Corp                                        7
                                               Balboa Co.                                         11
                                               Bauerlein, Inc.                                   127
                                               Boudreaux's                                         5
                                               Bravo Special Events Management                     7
                                               Castlewoods Country Club                            5
                                               Chateau Golf & Country Club                         5
                                               Chenal Country Club                                10
                                               Colonial Country Club                               3
                                               Deposit Guaranty Golf Classic                       6
                                               Exhibit Designs, Inc.                               5
                                               Foster Assoc, Inc.                                 10
                                               Freeport McDermott                                 49
                                               Hammond Chamber of Commerce                         5
                                               Houston Golf Association                           18
                                               Kass Uehling, Inc.                                  4
                                               Krewe of MidCity                                   12
                                               Louisiana Gas Association                           4
                                               Long & Associates, Inc.                             8
                                               Maris West & Baker, Inc.                          960
                                               Petroleum Helicopters, Inc.                         6
                                               Pleasant Valley Country Club                        9
                                               RSVP Catering                                       3
                                               Thoma & Thoma Creative Service                    164
                                               Woodlands Country Club                              4


                                    22 - B

                    ANNUAL REPORT OF ENTERGY SERVICES, INC.

                      For the Year Ended December 31, 1996

                  General Advertising Expenses - Account 930.1

                                (In Thousands)

                  Description                          Name of Payee Amount              Amount
Fees and expenses of advertising agencies and  Access Speakers Bureau                             18
          commercial artists                   Advanced Marketing Team                             4
                                               Archie Manning                                     37
                                               Barakat & Chamberlin, Inc.                          5
                                               BBI Marketing Services, Inc.                       63
                                               Benson Smith & Associates                           3
                                               Colonnade Group, Inc.                              35
                                               Conway Data                                         6
                                               Dempsey Thomas Films                              215
                                               Doug Rye & Associates, Inc.                        10
                                               Flake Wilkerson Market Insight                     19
                                               Information Decision Systems                        4
                                               J&J Specialty Advertising                          11
                                               James A Beckham Jr.                                10
                                               Jones Lundin & Associates, Inc.                    15
                                               Lloyd Schuh Advertising, Inc.                      15
                                               Marketing Corp of America                          75
                                               Peter O'Carroll Advertising                         8
                                               Public Strategies, Inc.                           647
                                               RKS Research & Consulting                           4
                                               Robertson & Associates, Inc.                        5
                                               Robertson Video & Still Productions                 3
                                               Rohms Floral Designs, Ltd.                          4
                                               Southern Research Group                             5
                                               Still Current Design, Inc.                          3
                                               Understanding Unlimited                            52
                                               Varoga & Rice The Research Age                      8
                                               Video Monitoring Services                          10
                                               WEMCO                                               3



Printing of Booklets, Dodgers, Bulletins, etc. Betty Hunley Designs                                6
                                               Capitol Advertising Specialties                    10
                                               Dom Grieshaber Promotions                           6
                                               Gemini Manufacturing                                9
                                               Joe A Cummins Advertising Specialties              14
                                               Kays Composition Co.                               26
                                               Louisiana Press Association                         3




                              22 - C

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                  For the Year Ended December 31, 1996

             General Advertising Expenses - Account 930.1

                           (In Thousands)

                  Description                          Name of Payee Amount              Amount
Printing of Booklets, Dodgers, Bulletins, etc. Mail Comm, Inc.                                     8
                                               New Orleans Publishing Group                        9
                                               Quick Print Printing                                5
                                               Service Printers, Inc.                             20
                                               Sherwood Printing Co.                              11
                                               United Mail Service, Inc.                          10
                                               Vaughn Duplication                                  4



Supplies & Expenses in Preparing Advertising   A Flag Shop, Inc.                                   3
          Materials                            AAA Travel Agency                                  38
                                               Absolute Amusements Rental Co.                      5
                                               American Express Travel                            22
                                               Bond, Walter                                        6
                                               Brignac, John J                                     6
                                               Brown, Robert R                                     7
                                               Eldon H Douglas III                                 7
                                               Hancock, Joseph D                                   5
                                               Hederman Brothers                                   5
                                               Jeter, James R                                      4
                                               Lee, George M                                       4
                                               Machu Picchu Travel Services                        3
                                               Monograms Unlimited                                 8
                                               Postmaster                                          3
                                               Spell, Wayne F                                     14
                                               Steudlein, Sandra                                  13
                                               Tommy Gibbs                                         5
                                               Williamson, Stephen C                               5



Others                                         Others                                            498
                                                                                              ------
                                                                          TOTAL               $9,652
                                                                                              ======

                                 22 - D

                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                        For the Year Ended December 31, 1996

                   Miscellaneous General Expenses - Account 930.2

                                   (In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2
U.S.C. SS441(b)(2)) shall be separately classified.

             Description                                          Amount

Employee development                                              $2,128
Employee relocation and outplacement                               4,796
Applicant expenses                                                 1,222
Industry Association Dues / Corporate Memberships                  3,435
Other corporate expenses                                           4,139
                                                                 -------
                                             TOTAL               $15,720
                                                                 =======

                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                        For the Year Ended December 31, 1996

                                Rents - Account 931

                                   (In Thousands)

Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

       Type of Property                                       Amount

General office                                                $19,174
Office furniture and fixtures                                   1,362
Computer hardware                                               7,096
Computer software                                               1,023
Aircraft                                                        2,558
Other                                                             252
                                                              -------
                                          TOTAL               $31,465
                                                              =======


                             23 of 28 pages

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                 For the Year Ended December 31, 1996

              Taxes Other Than Income Taxes - Account 408

                           (In Thousands)

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
(2) U.S. Government taxes.   Specify each of the various kinds of taxes and
show the amounts thereof.  Provide a subtotal for each class of tax.

Kind of Tax                                                      Amount

See page 24-A                                                   $13,602


                                                                -------
                                            TOTAL               $13,602
                                                                =======

                      ANNUAL REPORT OF ENTERGY SERVICES, INC.

                       For the Year Ended December 31, 1996

                             Donations - Account 426.1

                                  (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient              Purpose of Donation                Amount


      None                                                          -0-



                                                                    ----
                                    TOTAL                           $  0
                                                                    ====


                                24 of 28 pages

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                  For the Year Ended December 31, 1996

              Taxes Other Than Income Taxes - Account 408

                             (In Thousands)

Kind of Tax                                                Amount

Taxes Other Than U.S. Government Taxes

Property taxes                                             $1,975
Unemployment taxes                                            439
Franchise taxes
Other taxes                                                    94

                                                           ------
                                      Total                 2,508
                                                           ------
U.S. Government Taxes

FICA taxes                                                 10,916
Unemployment taxes                                            178
                                                           ------
                                      Total                11,094
                                                           ------

                                      TOTAL               $13,602
                                                          =======




                                24 - A

                 ANNUAL REPORT OF ENTERGY SERVICES, INC.

                  For the Year Ended December 31, 1996

                     Other Deductions - Account 426.5

                              (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description                     Name of Payee                    Amount

                                                                  None

                                                                  ----
                                                  TOTAL            $0
                                                                  ====

                  ANNUAL REPORT OF ENTERGY SERVICES, INC.

                   For the Year Ended December 31, 1996

               Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14 - B thru 14 - G


                                25 of 28 pages

                  ANNUAL REPORT OF ENTERGY SERVICES, INC.

                             Organization Chart

                              See page 26 - A




                   ANNUAL REPORT OF ENTERGY SERVICES, INC.

                             Methods of Allocation

                          See pages 26 - B thru 26 - C




                    ANNUAL REPORT OF ENTERGY SERVICES, INC.

            Annual Statement of Compensation for Use of Capital Billed

                                 - None -




                                26 of 28 pages

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                         Organization Chart





               Chairman

                  Human Resources & Administration
                     Human Resources
                     Administration

                  Retail Services
                     Marketing
                     Customer Service

                  Aviation

                  Finance
                     Finance
                     Information Systems

                  External Affairs
                     Vice Chairman
                     Legal Services
                     External Affairs

                  Fossil Operations
                     Fossil Operations
                     Plant Operations
                     Fuel & Operations
                     Integrated Planning

                  Nuclear

                  Gas Operations
                     Gas Operations

                  Transmission & Distribution
                     Distribution
                     Transmission & Distribution Support
                     Transmission






                                26 - A

                    ANNUAL REPORT OF ENTERGY SERVICES, INC.

                            Methods of Allocation

Note: Each allocation formula is based on data relevant to the participating State Legal Entity.

Energy Sales

     Based on total kilowatt-hours of energy sold to consumers

Customers

     Based on a twelve month average of Residential, Commercial, Industrial, Government and Municipal general business electric/gas customers.

Employees

     Based on the number of full time employees at year-end.

Responsibility Ratio

     The Responsibility Ratio of a company is the ratio of the company's load at time of system peak load. The peak load is the average of the twelve monthly highest clock hour demands in kilowatts of the Company's interconnected system, occurring each month coincident with the System peak load, during the twelve month period ending with the current month.

Composite - Energy Sales, Customers, Employees and Capability/Responsibility
  Ratio

     Based on four components with equal weighting to each: kilowatt-hour energy sales, average customers, number of employees and capability responsibility ratio.

Composite - Transmission, Distribution/Customer Service

     Based on four components of equal weighting: kilowatt-hour energy sales; average customers; number of distribution and customer service/support employees; and the Transmission/Substation Composite Allocation Method

Transmission Line Miles

     Based on the number of miles of transmission lines, weighted for design voltage. (Voltage < 500kv = 1, Voltage >= 500kv = 2)

Substations

     Distribution Substations is based on the number of high voltage substations weighted for voltage. (Voltage < 500kv = 1,
     Voltage >= 500kv = 2)

Composite - Transmission Line Miles and Substations

     Based on two components: Transmission line miles with a 30%
     weighting and the number of high voltage substations with a 70% weighting.


                                26 - B

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                         Methods of Allocation


Gas Consumption

     Based on the volume of natural gas consumed annually by all gas fired generating units within the Entergy system.

Income and Deduction Ratio

     Based on the previous years federal income tax return, total income plus total deductions.

Level of Service

     Based on Entergy Services' total billings to each Client Company excluding corporate overhead.

System Capacity

     Based on the power level, rated in kilowatts, that could be achieved if all generating units were operating at maximum capability simultaneously.

Computer Usage for Each System Company

     Based on the mainframe computer usage as measured in Computer Resource
     Units.

Labor Dollars Billed

     Based on total labor dollars billed to each company.

Distribution Line Miles

     Based on the number of miles of distribution lines.

Coal Consumption

     Based on the quantity of tons of coal delivered annually to each coal plant within the Entergy System.

Accounts Payable Transactions

     Based on the number of accounts payable transactions processed annually for each Entergy System Company.



                               26 - C

                ANNUAL REPORT OF ENTERGY SERVICES, INC.

                  For the Year Ended December 31, 1996

                                Appendix

             Information in Compliance With Item 4 of SEC
                     Letter Dated December 29, 1986

                             (In Thousands)

Cost of services charged to Service Requests established to track cost of functions performed by System Fuels, Inc. (SFI) personnel transferred to Entergy Services, Inc. (Entergy Services).
                                                                  Amount
Direct Cost:
    Labor and related cost                                          $237
    Other direct cost                                                 35
Indirect cost                                                         23
                                                                    ----
    Total                                                            295
                                                                    ----
Cost of services charged to Service Requests not related
to the transfer of SFI personnel                                   1,441
                                                                  ------
Total cost of services performed by Entergy Services and          $1,736
 billed to SFI                                                    ======

Amounts billed to Operating Companies for Fuel Oil Program*       $1,105

Deferred Cost/Services                                                 0

Charged to Nuclear Fuel Inventory                                    281

Charged to Gas and Oil Development and Production Program            350
                                                                  ------
Total                                                             $1,736
                                                                  ======



  * Amounts charged to the Fuel Oil Program as a component of period cost. For 1996, based on monthly averages, period costs were allocated 8% to Entergy Arkansas, Inc. (EAI), 56% to Entergy Louisiana, Inc. (ELI),
    26% to Entergy Mississippi, Inc. (EMI), and 10% to Entergy New Orleans, Inc. (ENOI).


                                  26 - D

             ANNUAL REPORT OF ENTERGY SERVICES, INC.

              For the Year Ended December 31, 1996

                            Appendix

          Information in Compliance With Item 4 of SEC
                 Letter Dated December 29, 1986

Allocation of Indirect Cost

Indirect cost is comprised of labor loading and variable overhead. The labor loading and variable overhead are allocated to Service Requests on the basis of labor dollars charged to each Service Request.

Fuel Department Cost

The labor costs of Entergy Services personnel performing work for SFI are recorded by the Service Request process similar to all other costs incurred by Entergy Services. Various Service Requests have been established in Entergy Services to track the cost of functions performed by Entergy Services personnel for SFI matters which are billed 100% to SFI.

Services Provided

The Corporate Accounting & Fixed Assets (CA&FA) Department provides accounting services to SFI in the following areas: financial and operating information services, accounting services relative to SFI's owned and leased properties, fuel oil inventory accounting, nuclear fuel inventory accounting, disbursements of royalties and revenues to joint venture partners, billing of fuels and services provided to the Operating Companies, coordination and preparation of budgets and forecasts for SFI, and providing data required by various regulatory and other agencies. Source Systems provides accounts payable services.

An SFI Business Unit provides services that include operation and supervision of the operating oil and gas wells, administering contracts for product sales, collection and distribution of revenues from product sales, administering operating agreements including collection of expenses from other working interest and maintenance of fuel oil facilities.

Changes in Organization

As previously reported, the System's fuel planning and procurement administration was reorganized during 1988, which redefined the fuels management roles and placed the responsibility for most fuel procurement decisions with the Entergy Corporation System Executives.

In general, the Operating Companies execute and administer power plant gas and coal contracts under an acquisition and administration policy. SFI, utilizing Entergy Services personnel, continued to be responsible for gas and oil production until September 6, 1996, when it sold its interest in those activities effective July 1, 1996. Financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities are still performed by Entergy Services personnel.





                             26 - E

                ANNUAL REPORT OF ENTERGY SERVICES, INC.
                         Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                        Entergy Services, Inc.
                                      (Name of Reporting Company)


                                      By:  /s/ Louis E. Buck
                                        (Signature of Signing Officer)


                                      Louis E. Buck   Vice President &
                                           Chief Accounting Officer
                                  (Printed Name and Title of Signing Officer)

Date: April  30, 1997



                                27 of 28 pages







                                BLANK



                            28 of 28 pages